Mail Stop 4561

October 29, 2007

Steven R. Delmar
Chief Financial Officer
ACE*COMM Corporation
704 Quince Orchard Road
Gaithersburg, MD 20878

> **Re:** **ACE*COMM Corporation**
> **Amendment No. 2 to the Registration Statement on Form S-3**
> **Filed October 10, 2007**
> **File No. 333-144198**

Dear Mr. Delmar:

　　We have limited our review of your amended registration statement and have the following comments.

<u>General</u>

1. Please refer to your response to comment 4 of our letter dated September 25, 2007. We are unable to concur with your view that the subject transaction is appropriately characterized as a secondary offering under Rule 415(a)(1)(i). Your registration statement covers the resale by a limited number of shareholders of a very large number of shares relative to the shares outstanding and the number of shares owned by non-affiliates. Your offering appears to be an indirect primary offering of equity securities by or on behalf of the registrant. Because you do not qualify to conduct a primary offering "at the market" under Rule 415(a)(4) of Regulation C, please revise the terms of your offering so that it is within paragraph (a)(1)(i) of Rule 415. Alternatively, revise to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering and resales will be made on a prompt and continuous basis.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3462, or the Assistant Director, Barbara C. Jacobs at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief

cc.   Steven M. Kaufman, Esq.
          by facsimile at: 202-637-5910